UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CANOPY GROWTH CORPORATION

(Name of Subject Company (Issuer))

CANOPY GROWTH CORPORATION

(Name of Filing Person (Issuer))

4.25% Convertible Senior Notes due 2023

(Title of Class of Securities)

138035 AA8

C2112G AA0

(CUSIP Number of Class of Securities)

Tim Saunders

Executive Vice President and Chief Financial Officer

1 Hershey Drive

Smith Falls, Ontario K7A 0A8

Canada

(855) 558-9333

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$465,900,660	$56,468
*

Estimated solely for purposes of calculating the filing fee. The repurchase price of the 4.25% Convertible Senior Notes due 2023 (the “Notes”), as described herein, is calculated as the sum of (a) C$600,000,000, representing 100% of the principal amount of Notes outstanding as of November 1, 2018, plus (b) C$11,900,000, representing accrued but unpaid interest on the Notes up to, but excluding, December 5, 2018. The repurchase price has been converted into U.S. dollars based on an exchange rate on October 30, 2018, as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars of C$1 equals US$0.7614.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.00012120.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $56,468	Filing Party: Canopy Growth Corporation
Form or Registration No.: Schedule TO-I (File No. 005-90568)	Date Filed: November 2, 2018

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Canopy Growth Corporation, a corporation organized and existing under the Canada Business Corporations Act (the “Company”), with the Securities and Exchange Commission on November 2, 2018 relating to the Company’s 4.25% Convertible Senior Notes due 2023 (the “Notes”) and the right of each holder (the “Holder”) of the Notes to require the Company to repurchase 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon, to, but excluding the Fundamental Change Repurchase Date, pursuant to the Fundamental Change Notice, Notice of Right to Convert, Notice of Make-Whole Fundamental Change and Related Conversion Rate Adjustment and Offer to Repurchase for Cash to Holders of 4.25% Convertible Senior Notes due 2023, dated November 2, 2018 (the “Notice”).

The information contained in the Notice, including all annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

All capitalized terms used but not specifically defined in this Amendment shall have the meanings given to such terms in the Notice.

Item 4    Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

“The Fundamental Change Repurchase Right expired at 5:00 p.m., New York City time, on Tuesday, December 4, 2018. No

Notes were validly surrendered for purchase, and not validly withdrawn, pursuant to the Notice.

The Make-Whole Fundamental Change Period expired at 5:00 p.m., New York City time, on Tuesday, December 4, 2018, and the Conversion Period expired at 5:00 p.m., New York City time, on Wednesday, December 5, 2018. No Notes were validly surrendered for conversion during the Make-Whole Fundamental Change Period or the Conversion Period.

Accordingly, C$600,000,000 aggregate principal amount of the Notes remain outstanding.

A copy of the press release announcing the final results of the Company’s offer to repurchase the Notes is filed as Exhibit (a)(5)(B) and incorporated herein by reference.”

Item 12    Exhibits

Item 12 is amended and supplemented to include the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press release announcing expiration of the tender offer for the Company’s 4.25% Convertible Senior Notes Due 2023 dated December 6, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 6, 2018

Canopy Growth Corporation
By:	/s/ Tim Saunders
Name: Tim Saunders
Title: Executive Vice President and Chief Financial Officer